Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

March 18, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Blaise Rhodes

Adam Phippen

Nicholas Lamparski

Mara Ransom

Re:	Long Mall Internet Technology Co., Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 4, 2021
File No. 333-250105

Acceleration Request

Requested Date: March 22, 2021

Requested Time: 12:00 PM Eastern Time

Ladies and Gentlemen:

The undersigned, Long Mall Internet Technology Co., Ltd., respectfully requests that the effective date of its Pre-Effective Amendment No. 3 to Registration Statement on Form S-1, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 12:00 P.M. Eastern Time on March 22, 2021 or as soon thereafter as possible.

Long Mall Internet Technology Co., Ltd. hereby authorizes Robert Brantl, counsel for Long Mall Internet Technology Co., Ltd., to orally modify or withdraw this request for acceleration.

Respectfully submitted

/s/ Zhao Wenjing

Zhao Wenjing

Chief Executive Officer